[redacted]

SECURI 14049048 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shufro, Rose & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	New York	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Glass (212) 754-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* mR

CW

OATH OR AFFIRMATION

I, Steven J. Glass and John Contant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shufro, Rose & Co., LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

We further affirm that the financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by Shufro, Rose & Co., LLC

YOOLIM KAMINSKY
Notary Public, State of New York
No. 01KA6153756
Qualified in New York City
Commission Expires October 16, 2014

Notary Public

Signature

SENIOR MANAGING DIRECTOR

Title

Signature

SENIOR MANAGING DIRECTOR

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EisnerAmper LLP
Monmouth Shores Corporate Park
4814 Outlook Drive, Suite 201
Wall, NJ 07753
T 732.919.1400
F 732.919.6230

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC

Report on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Eisner Amper LLP
New York, New York
February 26, 2014

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	**$ 469,824**
Restricted cash	**583,704**
Money market mutual funds	**1,013,178**
Advisory fees receivable	**2,985,770**
Commissions receivable	**24,169**
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $640,935	**94,510**
Other assets	**1,160**
	$ 5,172,315
LIABILITIES	
Compensation payable to members	**$ 3,202,801**
Accrued expenses and other payables	**100,135**
Deferred rent	**569,187**
Due to broker	**192**
	3,872,315
Commitment	
MEMBERS' CAPITAL	**1,300,000**
	$ 5,172,315

See notes to statement of financial condition

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Shufro, Rose & Co., LLC (the "Company"), a New York limited liability company, is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule.

The Company's Operating Agreement provides for the allocation of all profits and losses to the members in proportion to respective capital interests.

[2] Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Advisory fees are recorded as earned based on contractual arrangements.

[3] Equipment and improvements:

Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease or the life of the improvement, if shorter.

[4] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS (CONTINUED)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company's investment in an open-ended money market mutual fund totaling $1,013,178 is valued at its closing net asset value each business day and is categorized as Level 1 in the fair value. The Company has no investments categorized within Levels 2 and 3 of the fair value hierarchy.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $695,282, which was $445,282 in excess of its required net capital. The Company's net capital ratio was 1.11 to 1.

NOTE D - PROFIT-SHARING PLAN

Members and employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers all employees at least 19 years of age with three months of service. Qualified employees may elect to contribute to the plan pursuant to a salary reduction agreement. Matching contributions are made to the plan at the discretion of the Company's management.

NOTE E - INCOME TAXES

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by taxpayers and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The members are responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits or expenses and has not recognized in this financial statement any interest or penalties related to income taxes. There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years ended prior to December 31, 2010.

NOTE F - LEASE COMMITMENTS

On June 29, 2012, the Company entered into an amendment to its existing lease agreement which expired on February 28, 2013. The amendment extends the lease term through February 28, 2018, including a free rent period of seven and a half months. The lease provisions include escalation clauses for increases in real estate taxes and certain operating expenses.

NOTE F - LEASE COMMITMENTS (CONTINUED)

Future minimum annual rental commitments under the office lease are as follows:

Year Ending December 31,	
2014	$1,092,840
2015	1,092,840
2016	1,092,840
2017	1,092,840
2018	182,140
	$4,553,500

In connection with its office lease security deposit requirements, the Company obtained a letter of credit in favor of the landlord which is collateralized by a bank certificate of deposit of $583,704. This amount is shown as restricted cash on the statement of financial condition.

NOTE G - CO-EMPLOYMENT AGREEMENT

Effective July 1, 2011, the Company contracted with ADP Total Source, Inc. ("TotalSource") pursuant to which TotalSource agrees to provide professional employer services to the Company and becomes a co-employer of the Company's employees. The contract was for an initial one-year term and renews automatically on each anniversary date for successive one-year terms and is terminable by either party upon at least thirty days' prior written notice or immediately for any defined cause. Pursuant to the arrangement, TotalSource is responsible for the payment of all employee salaries, payroll taxes, medical insurance and other related expenses with the exception of those funds that are contributed by the employee to their 401k plan (see Note D) and the Company's matching contribution to the 401K plan, if any. The Company is required to remit payments to TotalSource covering the sum of these costs and any employer share of payroll taxes, in addition to an administrative fee, based on an agreed rate schedule.

NOTE H - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in a money market mutual fund which is not covered by FDIC insurance.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
Shufro, Rose & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Shufro, Rose & Co., LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the Company's check register and cancelled checks, when available, noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's December 31, 2013 Trial Balance and supporting general ledger account analyses, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Noted that there was no overpayment to be applied to the current assessment as computed on the accompanying Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

004024 FINRA DEC
SHUFRO ROSE & CO LLC 7*7
ATTN: ACCOUNTING DEPT
745 5TH AVE STE 2600
NEW YORK NY 10151-0099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 28,782-
   B. Less payment made with SIPC-6 filed (exclude interest) (14,603-)
   Date Paid
   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 14,179
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,179
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 14,179-
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SHUFRO, ROSE + Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SENIOR MANAGING DIRECTOR
(Title)

Dated the 20 day of FEBRUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,163,083

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 650,095

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 650,095

2d. SIPC Net Operating Revenues $ 11,512,988

2e. General Assessment @ .0025 $ 28,782

(to page 1, line 2.A.)